Form N-SAR

Sub-Item 77D
Policies with Respect to Security Investments
Flexible Bond Portfolio, Forty Portfolio, Large Cap Growth Portfolio 33-63212, 811-7736

Flexible Bond Portfolio
New Policy:
As a non-fundamental policy, under normal circumstances, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in bonds. Bonds include, but are not limited to, government bonds, corporate bonds, convertible bonds, mortgage-backed securities and zero-coupon bonds.

The Portfolio continues to invest at least 65% of its assets in investment grade debt securities and maintains an average-weighted effective maturity of five to ten years. The Portfolio continues to limit its investments in high-yield/high-risk bonds to 35% or less of its net assets. The Portfolio will retain its fundamental policy of investing at least 80% of its total assets income-producing securities, but will also follow the more restrictive non-fundamental policy of investing at least 80% of its net assets in bonds.

Old Policy:
The Portfolio pursues its objective by primarily investing in a wide variety of income-producing securities such as corporate bonds and notes; government securities, including agency securities; and preferred stock. As a fundamental policy, the Portfolio will invest at least 80% of it total assets in income-producing securities. The Portfolio will invest at least 65% of its assets in investment grade debt securities and will maintain an average-weighted effective maturity of five to ten years. The Portfolio will limit its investment in high-yield/high-risk bonds to 35% or less of its net assets. This Portfolio generates total return from a combination of current income and capital appreciation, but income is usually the dominant portion.

Forty Portfolio
New Policy:
The Portfolio pursues its objective by investing primarily in a core group of 20-40 common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

Old Policy:
The Portfolio invests primarily in common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

Large Cap Growth Portfolio
New Policy:
The Portfolio invests, under normal circumstances, at least 80% of its net assets in common stocks of large-sized companies. Large-sized companies are those whose market capitalization falls within the range of companies in the Russell 1000 Index at the time of purchase.

Old Policy:
The Portfolio invests primarily in common stocks selected for their growth potential. Although the Portfolio can invest in companies of any size, it general invests in larger, more established companies.